UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____)*

Modigene Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

607826104

(CUSIP Number)

Shai Novik
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140
(866) 644-7811

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607826104

1.	Names of Reporting Persons. Fuad Fares

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	1,814,905

		8.	Shared Voting Power	-0-

		9.	Sole Dispositive Power	1,814,905

		10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,814,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.11%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D is filed by Dr. Fuad Fares (the “Reporting Person”), with respect to common stock, $.00001 par value (the “Common Stock”) of Modigene Inc., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140.

Item 2.	Identity and Background

The Reporting Person’s name is Dr. Fuad Fares, and his principal business address is 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140. The Reporting Person’s principal occupation is the Chief Scientific Officer of ModigeneTech Ltd., an Israeli corporation and a wholly-owned subsidiary of the Issuer.  The Reporting Person is a director of the Issuer.

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

The Reporting Person is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired all 1,814,904 shares of Common Stock from the Issuer in exchange for 1,063,555 shares of common stock, $.001 par value, of Modigene Inc., a Delaware corporation (“Modigene Delaware”) in connection with the Issuer’s acquisition of Modigene Delaware on May 9, 2007.  Of these shares, 90,745 shares are currently being held in escrow and are subject to forfeiture until May 8, 2009, and accordingly will not be beneficially owned by the Reporting Person until they are released from escrow.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes only.  The Reporting Person has no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Reporting Person is the beneficial and record owner of 1,814,905 shares of the Common Stock of the Issuer.  The Reporting Person is the beneficial owner of 5.11% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 35,549,028 shares of Common Stock issued and outstanding as of November 14, 2008, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on November 18, 2008.

Except as described herein, the Reporting Person has not engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2009	/s/ Fuad Fares
Fuad Fares